UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ivanhoe Electric Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46578C108

(CUSIP Number)

Avner Bengera

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46578C108
1.	Names of Reporting Person Saudi Arabian Mining Company (Ma’aden)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 10,269,604*
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 10,269,604*
	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by the Reporting Person 10,269,604*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%*
14.	Type of Reporting Person (See Instructions) CO

* Percentage is based on 117,509,116 outstanding Shares (as defined below) as disclosed by the Issuer to the Reporting Person on September 18, 2023, and assuming the issuance of 1,777,777 Shares as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2023 (the outstanding Shares based on the foregoing, the “Outstanding Shares”). Following and conditional upon the Reporting Person’s acquisition of 1,513,650 Shares as described in Item 4 below, the Reporting Person will own 11,783,254 Shares, representing approximately 9.9% of the sum of the Outstanding Shares plus 1,513,650 Shares.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D originally filed on July 17, 2023 (the “Schedule 13D” and together with Amendment No. 1, the “Amended Schedule 13D”) with the Securities and Exchange Commission by Saudi Arabian Mining Company (Ma’aden) (the “Reporting Person”) with respect to shares of common stock, par value $0.0001 per share (the “Shares”), of Ivanhoe Electric Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Other than as set forth below, the Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 of this Amendment No. 1 is incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to add the following:

Pursuant to the Investor Rights Agreement (as defined in the Subscription Agreement) (the ‘IRA”), on October 11, 2023, the Reporting Person delivered a Top-up Right Exercise Notice (as defined in the IRA), notifying the Issuer that the Reporting Person wishes to exercise its Top-up Right (as defined in the IRA) to acquire 1,513,650 Shares at a price of $13.50 per Share. The Reporting Person intends to fund the acquisition of such Shares from its generally available funds.

Item 5. Interest in Securities of the Issuer.

The information contained in paragraph (a) of Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)	The Reporting Person owns 10,269,604 Shares, representing approximately 8.7% of the Outstanding Shares. Following and conditional upon the Reporting Person’s acquisition of 1,513,650 Shares as described herein, the Reporting Person will own 11,783,254 Shares, representing approximately 9.9% of the sum of the Outstanding Shares plus 1,513,650 Shares.

Annex A.

The table in Annex A is hereby amended to delete the line relating to Abdulaziz Asker Al-Harbi.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2023

SAUDI ARABIAN MINING COMPANY (MA’ADEN)

By:	/s/ Louis Irvine
	Name:	Louis Irvine
	Title:	Executive Vice President, Finance and Chief Financial Officer